UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36586

FCB FINANCIAL HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

c/o Synovus Financial Corp.
1111 Bay Avenue, Suite 500
Columbus, Georgia 31901
(706) 649-2311
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  0

Pursuant to the requirements of the Securities Exchange Act of 1934, Synovus Financial Corp., as successor by merger to FCB Financial Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SYNOVUS FINANCIAL CORP.
As successor by merger to FCB Financial Holdings, Inc.

Date:	January 14, 2019	By:	/s/ Kevin S. Blair
Name: Kevin S. Blair
Title: Executive Vice President and Chief Financial Officer